UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GSE Systems, Inc.

(Name of Issuer)

Common stock, par value $.01 per share

(Title of Class of Securities)

36227K106

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

191 Post Road West

Westport, CT 06880

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,239,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,239,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,601

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.93%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 741,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 741,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 741,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.15%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 741,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 741,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 741,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.15%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,239,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,239,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,601

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.93%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,239,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,239,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,601

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.93%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,239,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,239,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,601

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.93%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 392,241

	8.	Shared Voting Power 105,560

	9.	Sole Dispositive Power 392,241

	10.	Shared Dispositive Power 105,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 497,801

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.78%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Seven Bridges Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 105,560

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 105,560

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.59%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of GSE Systems, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 1332 Londontown Blvd., Suite 200, Sykesville MD 21784.

This statement is filed jointly by Spear Point Capital Management LLC, a Delaware limited liability company, Spear Point Capital Partners LLC, a Delaware limited liability company, Spear Point Capital Fund LP, a Delaware limited partnership,  Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland (collectively, the “Spear Point Reporting Persons”) and Richard C. McKenzie, Jr. and Seven Bridges Foundation, Inc. (together, the “McKenzie Reporting Persons”).  Collectively, the “Spear Point Reporting Persons” and the “McKenzie Reporting Persons” are referred to as the “Spear Point Group” or the “Reporting Persons.”

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on December 30, 2015 (the “Initial Schedule 13D”).  The Initial Schedule 13D is hereby amended by this Amendment No. 1 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

This Amendment is being filed due to the acquisition of additional shares of Common Stock by the Reporting Persons since the filing of the Initial Schedule 13D in an aggregate amount exceeding one percent of the outstanding Common Stock.  As of May 22, 2015 (the “Reporting Date”), the Reporting Persons hold, in the aggregate, 1,239,601 shares of Common Stock, representing 6.93% of the outstanding shares of Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,179,764.90. The shares of Common Stock purchased by Spear Point Capital Fund LP were purchased with working capital. All or part of the shares of Common Stock owned by Spear Point Capital Fund LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by McKenzie is approximately $677,595.37. The shares of Common Stock purchased by McKenzie were purchased with personal funds. All or part of the shares of Common Stock owned by McKenzie may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to McKenzie. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Seven Bridges is approximately $166,939.81.  The shares of Common Stock purchased by Seven Bridges were purchased with working capital.  All or part of the shares of Common Stock owned by Seven Bridges may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Seven Bridges. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the Reporting Date, the Spear Point Group beneficially owns an aggregate of 1,239,601 shares of Common Stock, representing 6.93% of the outstanding shares of Common Stock. Such percentages were determined based on a total of 17,887,859 shares of Common Stock outstanding as of May 13, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed May 14, 2015.

Spear Point Capital Management LLC does not own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of the Initial Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,239,601 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Mr. McKenzie, representing an aggregate of 6.93% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the 741,800 shares of Common Stock owned by Spear Point Capital Fund LP, representing an aggregate of 4.15% of the outstanding shares of Common Stock.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 741,800 shares of Common Stock, representing an aggregate of 4.15% of the outstanding shares of Common Stock.

Seven Bridges beneficially owns, and has the sole voting power and sole disposition power over, 105,560 shares of Common Stock, representing an aggregate of 0.59% of the outstanding shares of Common Stock.

Mr. McKenzie beneficially owns, and has the sole voting power and sole disposition power over, 392,241 shares of Common Stock, representing an aggregate of 2.19% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of the Initial Schedule 13D, Mr. McKenzie may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 105,560 shares of Common Stock deemed to be beneficially owned by Seven Bridges, representing an aggregate of 0.59% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of the Initial Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,239,601 shares of Common Stock deemed to be beneficially owned by the Spear Point Group, representing an aggregate of 6.93% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 of the Initial Schedule 13D beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital Fund LP and the McKenzie Reporting Persons in the Common Stock since the filing of the Initial Schedule 13D, which were all in the open market, are set forth in

Schedules II and III hereto and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

There was filed as Exhibit A to the Initial Schedule 13D a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and as Exhibit B a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun, Ernest C. Mysogland, Seven Bridges and Richard C. McKenzie, authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2015
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By:	Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

/s/ Trevor L. Colhoun
Attorney-in-fact for Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By:	/s/ Trevor L. Colhoun
Name: Trevor L. Colhoun Attorney-in-fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule II

Spear Point Capital Fund LP Transactions

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
January 15, 2015	100	$1.90
February 27, 2015	5,300	$1.51
March 4, 2015	100	$1.70
March 5, 2015	100	$1.70
March 6, 2015	100	$1.70
March 9, 2015	400	$1.58
March 10, 2015	900	$1.55
March 11, 2015	2,000	$1.51
March 12, 2015	2,303	$1.53
March 13, 2015	3,203	$1.52
March 16, 2015	1,089	$1.50
March 17, 2015	2,038	$1.50
March 18, 2015	400	$1.55
March 19, 2015	2,067	$1.56
March 31, 2015	2,900	$1.56
April 14, 2015	200	$1.60
April 16, 2015	600	$1.51
April 17, 2015	700	$1.50
April 20, 2015	200	$1.57
April 22, 2015	300	$1.55
April 30, 2015	9,600	$1.51
May 6, 2015	500	$1.48
May 7, 2015	100	$1.57
May 8, 2015	300	$1.50
May 11, 2015	900	$1.45
May 12, 2015	600	$1.43
May 13, 2015	100	$1.54
May 14, 2015	300	$1.43
May 15, 2015	100	$1.63
May 18, 2015	100	$1.58
May 19, 2015	100	$1.63
May 20, 2015	100	$1.63
March 5, 2015	(100)	$1.41
April 1, 2015	(100)	$1.56
April 1, 2015	(100)	$1.56
April 1, 2015	(100)	$1.56
April 20, 2015	(100)	$1.41
May 19, 2015	(500)	$1.50

Schedule III

McKenzie Reporting Persons Transactions

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
May 22, 2015	42,590	$1.61
May 21, 2015	8,100	$1.56
May 20, 2015	18,500	$1.55
May 18, 2015	10,289	$1.49
April 1, 2015	(1,300)	$1.58
February 10, 2015	500	$1.66
February 9, 2015	1,700	$1.66
May 22, 2015	70,000	$1.61	*
May 19, 2015	29,400	$1.53	*
March 16, 2015	1,400	$1.49	*
March 5, 2015	3,760	$1.56	*

*Transactions by Seven Bridges Foundation.